FOR IMMEDIATE RELEASE	FOR FURTHER INFORMATION CONTACT:
Investor Relations
T: 678-784-3231

Home Loan Servicing Solutions, Ltd. Sets Record Date and Distribution Date

GEORGE TOWN, Grand Cayman, April 10, 2015 -- Home Loan Servicing Solutions, Ltd. (“HLSS” or the “Company”) (Nasdaq:HLSS) announced today that its Board of Directors has declared a liquidating distribution in the aggregate amount of approximately $1.2 billion or $16.613 per share (the “Distribution Amount”). The Distribution Amount represents the net proceeds received by the Company in connection with the sale of substantially all of the Company’s assets pursuant to the Stock and Asset Purchase Agreement with New Residential Investment Corp. entered into and consummated on April 6, 2015, less a cash reserve in the amount of $50 million.

Holders of record of ordinary shares of the Company at the close of business on April 20, 2015 will be entitled to receive the Distribution Amount, which the Company expects to be paid on April 27, 2015.

The distribution is made pursuant to the Plan of Complete Liquidation and Dissolution previously adopted by the Company and is intended to be treated as a payment in exchange for a holder’s ordinary shares for U.S. federal income tax purposes.  Holders are urged to consult their tax advisors as to the tax consequences of the distribution (including the application of the passive foreign investment company, or “PFIC”, rules) in light of their particular circumstances.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance, and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: general economic and market conditions, prevailing interest rates, governmental regulations and policies, availability of adequate and timely sources of liquidity, our ability to maintain our PFIC status, real estate market conditions and other risks detailed in HLSS' reports and filings with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made and should not be relied upon. HLSS undertakes no obligation to update or revise the forward-looking statements.